Exhibit No. 3.7(ii)

Amendments to by-laws adopted September 27, 2006

The Amended and Restated By-Laws, as amended, are hereby amended by striking out Section 9 of Article II thereof and by substituting in lieu of said Section the following new Section:

Section 9. Voting. When a quorum is present at any meeting, all elections shall be determined by a plurality of the votes cast and all other matters shall be determined by a majority of the votes cast affirmatively or negatively except as otherwise required by provision of the DGCL or the Certificate in which case such express provision shall govern and control the decision of such question.

September 27, 2006